Exhibit 99.1

Alibaba Group Prices US$4,500 Million Offering of Convertible Senior Notes

Hangzhou, China, May 23, 2024 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the pricing of its private offering of US$4,500 million aggregate principal amount of 0.50% Convertible Senior Notes due 2031 (the “Notes”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act (the “Notes Offering”). The Company also granted the initial purchasers in the Notes Offering an option to purchase up to an additional US$500 million aggregate principal amount of the Notes, exercisable for settlement within a 13-day period, beginning on, and including, the first date on which the Notes are issued. The Notes Offering is expected to close on May 29, 2024, subject to customary closing conditions.

Alibaba Group estimates that the net proceeds from the Notes Offering will be approximately US$4,436 million (or US$4,930 million if the initial purchasers’ option is exercised in full), after deducting the initial purchasers’ discounts and estimated expenses payable by the Company.

Alibaba Group intends to use the net proceeds from the Notes Offering to (i) repurchase approximately 14.8 million of its American depositary shares (“ADSs”), each currently representing eight ordinary shares, pursuant to its existing share repurchase program, concurrently with the pricing of the Notes Offering in privately negotiated transactions effected through one or more of the initial purchasers or their affiliates, as its agent, at a price per ADS equal to US$80.80, the last reported sale price per ADS on the NYSE on May 23, 2024 (the “Concurrent Repurchase”); (ii) fund further share repurchases, from time to time, under the Company’s existing share repurchase program; and (iii) fund the US$573.75 million cost of entering into the capped call transactions described below.

When issued, the Notes will be general senior unsecured obligations of Alibaba Group. The Notes will mature on June 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The Notes will bear interest at a rate of 0.50% per year, payable in arrears on June 1 and December 1, of each year, beginning on December 1, 2024.

Holders may convert all or any portion of the Notes, in integral multiples of US$1,000 principal amount, at their option at any time prior to the close of business on the third trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion. Holders who hold the Notes in global form and wish to elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion are advised that such election is not exercisable through the facilities of The Depository Trust Company, and such holders are advised to apprise themselves in advance of the requisite procedures to exercise such election and the timing thereof.

The initial conversion rate for the Notes will be 9.5202 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$105.04 per ADS. The initial conversion price represents a premium of approximately 30% over the last reported sale price of $80.80 per ADS on the NYSE on May 23, 2024. The conversion rate will be subject to adjustment in some events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be, as further described below.

The Company may redeem for cash all but not part of the Notes in the event of certain tax law changes (the “Tax Redemption”). The Company may also redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may not redeem the Notes prior to June 8, 2029, except in connection with a Tax Redemption or a Cleanup Redemption. On or after June 8, 2029, the Company may also redeem for cash all or part of the Notes if the last reported sale price of the ADSs has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date the Company provides notice of redemption and (ii) the trading day immediately preceding the date the Company send such notice (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, a Cleanup Redemption or an Optional Redemption will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders have the right to require the Company to repurchase for cash all or part of their Notes on June 1, 2029. In addition, holders of the Notes have the option, subject to certain conditions, to require the Company to repurchase any Notes held in the event of a “fundamental change” (as will be defined in the indenture for the Notes). The repurchase price, in each case, will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Capped Call Transactions

In connection with the pricing of the Notes, the Company has entered into capped call transactions with one or more of the initial purchasers and/or their affiliates and/or other financial institutions (the “Option Counterparties”). The capped call transactions are generally expected to reduce potential dilution to the ADSs and the ordinary shares of the Company represented thereby upon any conversion of the Notes and/or offset any cash payments that the Company will be then required to make in excess of the principal amount of the converted Notes, with such reduction and/or offset subject to a cap that will initially be $161.6000, which represents a premium of 100% over the last reported sale price of $80.80 per ADS on the NYSE on May 23, 2024, and is subject to certain customary adjustments, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash, in whole or in part (in which case the Company would not receive any ADSs from the Option Counterparties to the extent of the cash settlement of the capped call transactions). If the initial purchasers exercise their option to purchase additional Notes, the Company expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remainder to fund further share repurchases, from time to time, under the Company’s existing share repurchase program.

In connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase the ADSs and/or ordinary shares and/or enter into various derivative transactions with respect to the ADSs and/or ordinary shares concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs and/or ordinary shares, other securities of the Company or the price of the Notes at that time. The effect, if any, of this activity, including the direction or magnitude, on the market price of the ADSs and/or ordinary shares or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, ordinary shares, the Notes or other securities of the Company and/or purchasing or selling the ADSs, the ordinary shares, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, repurchase of the Notes by the Company on any fundamental change repurchase date or otherwise, in each case, if the Company opts to unwind the relevant portion of the capped call transactions early). The effect, if any, of this activity on the market price of the ADSs and/or the ordinary shares, or the price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of this activity could, however, also cause or avoid an increase or a decrease in the market price of the ADSs and/or the ordinary shares, other securities of the Company or the price of the Notes, which could affect whether the holders convert the Notes and value of the consideration that the holders will receive upon conversion of the Notes. In addition, any of the Option Counterparties may choose to engage in, or to discontinue engaging in, any of these transactions and activities with or without notice at any time, and their decisions will be in their sole discretion and not within the Company’s control.

Concurrent and Future Repurchases

The Concurrent Repurchase is expected to facilitate the initial hedges by investors who desire to hedge their investments in the Notes, as the Company intends to repurchase the entire expected initial delta of the transaction, after taking into account purchases made by Option Counterparties in connection with establishing their initial hedges of the capped call transactions. In addition to the Concurrent Repurchase, the Company may also repurchase additional ADSs and/or ordinary shares on the open market after the pricing of the Notes and from time to time. The Concurrent Repurchase and future repurchases pursuant to the Company’s share repurchase program will be funded by the net proceeds of the Notes Offering and other cash on hand. Our repurchase activities, whether concurrent with the pricing of the Notes or otherwise pursuant to our existing share repurchase program, could increase, or reduce the magnitude of any decrease in, the market price of the ADSs and/or ordinary shares and/or the price of the Notes.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering and/or the Company’s share repurchase program (or any portion thereof) will be completed.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Notes, the terms of, and the anticipated effects of entering into, the capped call transactions and the actions of the Option Counterparties and their respective affiliates and whether the Company will complete the Notes Offering, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Rob Lin

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Justine Chao

justinechao@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com